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SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D. C. 20549

Amendment No. 1 to
FORM 10-SB
General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

XEDAR CORPORATION
(Exact name of registrant as specified in its charter)

Colorado (State of Incorporation)	84-0684753 (I.R.S. Employer I.D. No.)

2560 W. Main Street, Suite 200
Littleton, CO 80120
(Address of principal executive offices, including zip code)

(303) 794-9450
(Registrant's telephone number, including area code)

Copies to:
Gary A. Agron, Esq.
5445 D.T.C. Parkway, Suite 520
Englewood, CO 80111
(303) 770-7254

Securities to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

No Par Value Common Stock
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

  (a)
  Business Development.

        Xedar Corporation was organized under the laws of the State of Colorado on May 6, 1974 for the purpose of designing, developing, fabricating and selling high technology electro-optical equipment and related electrical equipment, including devices such as cameras, video systems, video amplifiers, image systems, electro-optical transmissions and electrical test equipment. Xedar was quoted for trading on the Electronic Bulletin Board from 1975 until November 28, 2001, when the Company filed Form 15, Certification and Notice of Termination of Registration with the Securities and Exchange Commission and terminated its quotation on the Bulletin Board. Since 2003, Xedar has engaged in minimal operations. Effective October 1, 2004 (date of new development stage), the Company commenced activities to become current in reporting with the SEC and is filing herewith its Form 10 Registration Statement with the intention of becoming listed again for quotation on the Bulletin Board. Xedar intends to evaluate, structure and complete a merger with, or acquisition of, one or a small number of private companies, partnerships or sole proprietorships. Xedar may seek to acquire a controlling interest in one or more private companies in contemplation of later completing an acquisition.

        Xedar believes that there is a demand by non-public corporations for shell corporations that have a public distribution of securities, such as Xedar. Xedar believes that demand for shell corporations has increased dramatically since the Securities and Exchange Commission, or the SEC, imposed additional requirements upon "blank check" companies pursuant to Reg. 419 of the Securities Act of 1933, as amended. According to the SEC, Rule 419 was designed to strengthen regulation of securities offerings by blank check companies, which Congress has found to have been a common vehicle for fraud and manipulation in the penny stock market. See Securities Act Releases No. 6891 (April 17, 1991), 48 SEC Docket 1131 and No. 6932 (April 13, 1992) 51 Docket 0382, SEC Docket 0382. The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the SEC, and as a result has stimulated an increased demand for shell corporations. While Xedar has made the foregoing assumption, there is no assurance that the same is accurate or correct and, accordingly, no assurance that Xedar will merge with or acquire an existing private entity.

        Xedar's common stock is listed for trading on the Pink Sheets under the symbol XEDR. As of the date hereof, there is no bid or offer posted and the common stock has not traded in the last year.

  (b)
  General.

        Xedar proposes to seek, investigate and, if warranted, acquire an interest in one or more business opportunity ventures. As of the date hereof, Xedar has no business opportunities or ventures under contemplation for acquisition or merger but proposes to investigate potential opportunities with investors or entrepreneurs with a concept which has not yet been placed in operation, or with firms which are developing companies. Xedar may seek established businesses which may be experiencing financial or operational difficulties and are in need of the limited additional capital Xedar could provide. After Xedar has conducted a merger or acquisition, the surviving entity will be Xedar, however, management from the acquired entity will in all likelihood be retained to operate Xedar. Due to the absence of capital available for investment by Xedar, the types of business seeking to be acquired by Xedar will invariably be small and high risk types of businesses. In all likelihood, a business opportunity will involve the acquisition of or merger with a corporation which does not need additional cash but which desires to establish a public trading market for its common stock.

        Xedar does not propose to restrict its search for investment opportunities to any particular industry or geographical location and may, therefore, engage in essentially any business, anywhere, to the extent of its limited resources.

        It is anticipated that business opportunities will be available to Xedar and sought by Xedar from various sources throughout the United States, including its officers and directors, professional advisors such as attorneys and accountants, securities broker dealers, venture capitalists, members of the financial community, other businesses and others who may present solicited and unsolicited proposals. Management believes that business opportunities and ventures will become available to it due to a number factors, including, among others: (1) management's willingness to enter into unproven, speculative ventures; (2) management's contacts and acquaintances; and (3) Xedar's flexibility with respect to the manner in which it may structure potential financing, mergers or acquisitions. However, there is no assurance that Xedar will be able to structure, finance, merge with or acquire any business opportunity or venture.

  (c)
  Operation of Xedar.

        Xedar intends to search throughout the United States for a merger or acquisition candidate, however, because of its lack of capital, Xedar believes that the merger or acquisition candidate will be conducting business within a limited geographical area. Xedar intends to maintain its corporate headquarters and principal place of business at 2560 W. Main Street, Suite 200, Littleton, Colorado 80120. All corporate records will be maintained at said office, and it is anticipated that all shareholders' meetings will take place in Colorado. In the event that a merger or acquisition of Xedar takes place, no assurance can be given that the corporate records or headquarters will continue to be maintained at Littleton, Colorado, or that shareholders' meetings will be held in Colorado.

        Xedar's executive officers will seek acquisition/merger candidates or orally contact individuals or broker dealers and advise them of the availability of Xedar as an acquisition candidate. Xedar's executive officers will review material furnished to them by the proposed merger or acquisition candidates and will ultimately decide if a merger or acquisition is in the best interests of Xedar and its shareholders.

        Xedar may employ outside consultants until a merger or acquisition candidate has been targeted by Xedar, however, management believes that it is impossible to consider the criteria that will be used to hire such consultants. While Xedar may hire independent consultants, it has not considered any criteria regarding their experience, the services to be provided, or the term of service. As of the date hereof, Xedar has not had any discussions with any consultants and there are no agreements or understandings with any consultants. Other than as disclosed herein, there are no other plans for accomplishing the business purpose of Xedar.

  (d)
  Selection of Opportunities.

        The analysis of new business opportunities will be undertaken by or under the supervision of Xedar's executive officers and directors who are not professional business analysts and have had little previous training or experience in business analysis. Inasmuch as Xedar will have no funds available to it in its search for business opportunities and ventures, Xedar will not be able to expend significant funds on a complete and exhaustive investigation of such business or opportunity. Xedar will, however, investigate, to the extent believed reasonable by its management, such potential business opportunities or ventures.

        As part of Xedar's investigation, representatives of Xedar will meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect plants and facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures, to the extent of Xedar's limited financial resources and management and technical expertise.

        Prior to making a decision to recommend to shareholders participation in a business opportunity or venture, Xedar will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history, management resumes, financial information, available projections with related assumptions upon which they are based, evidence of existing patents, trademarks or service marks or rights thereto, current and proposed forms of compensation to management, a description of transactions between the prospective entity and its affiliates during relevant periods, a description of current and required facilities, an analysis of risks and competitive conditions, and other information deemed relevant.

        It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and costs for accountants, attorneys and others. Xedar's executive officers anticipate funding Xedar's operations, including providing funds necessary to search for acquisition candidates, until an acquisition candidate is found, without regard to the amount involved. Accordingly, no alternative cash resources have been explored.

        Xedar will have unrestricted flexibility in seeking, analyzing and participating in business opportunities. In its efforts, Xedar will consider the following kinds of factors:

  •
  Potential for growth, indicated by new technology, anticipated market expansion or new products;

  •
  Competitive position as compared to other firms engaged in similar activities;

  •
  Strength of management;

  •
  Capital requirements and anticipated availability of required funds from future operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources; and

  •
  Other relevant factors.

        Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that due to Xedar's limited capital available for investigation and management's limited experience in business analysis, Xedar may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

        Xedar is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. Xedar does not plan to raise any capital at the present time, by private placements, public offerings, pursuant to Regulation S promulgated under the Securities Act, or by any means whatsoever. Further, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the identification of an acquisition or merger candidate.

  (e)
  Form of Merger or Acquisition.

        The manner in which Xedar participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of Xedar and the merger or acquisition candidate, and the relative negotiating strength of Xedar and such merger or acquisition candidate. The exact form or structure of Xedar's participation in a business opportunity or venture will be dependent upon the needs of the particular situation. Xedar's participation may be structured as an asset purchase, a lease, a license, a joint venture, a partnership, a merger, or an acquisition of securities.

        As set forth above, Xedar may acquire its participation in a business opportunity through the issuance of common stock or other securities in Xedar. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1954, as amended, may depend upon the issuance to the shareholders of the acquired company of at least 80% of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, all prior shareholders may, in such circumstances, retain 20% or less of the total issued and outstanding common stock. If such a transaction were available to Xedar, it will be necessary to obtain shareholder approval to effectuate a reverse stock split or to authorize additional shares of common stock prior to completing such acquisition. This could result in substantial additional dilution to the equity of those who were shareholders of Xedar prior to such reorganization. Further, extreme caution should be exercised by any investor relying upon any tax benefits in light of the proposed new tax laws. It is possible that no tax benefits will exist at all. Prospective investors should consult their own legal, financial and other business advisors.

        The present management and shareholders of Xedar will in all likelihood not have control of a majority of the voting shares of Xedar following a reorganization transaction. In fact, it is probable that the shareholders of the acquired entity will gain control of Xedar. The terms of sale of the shares presently held by management of Xedar may not be afforded to other shareholders of Xedar. As part of any transaction, Xedar's directors may resign and new directors may be appointed without any vote by the shareholders.

        Xedar has an unwritten policy that it will not acquire or merge with a business or company in which Xedar's management or their affiliates or associates directly or indirectly have an ownership interest. Management is not aware of any circumstances under which the foregoing policy will be changed and management, through their own initiative, will not change said policy.

        Upon effectiveness of this Form 10-SB and pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended, Xedar will be required to obtain and file with the SEC audited financial statements of an acquisition candidate not later than 60 days from the date the Form 8-K is due at the SEC disclosing the merger or acquisition.

  (f)
  Rights of Dissenting Shareholders.

        Under the Colorado Corporation Code, a business combination typically requires the approval of two-thirds of the outstanding shares of both participating companies. Xedar's Articles of Incorporation reduce the voting requirement to a majority of Xedar's outstanding common stock. Shareholders who vote against any business combination in certain instances may be entitled to dissent and to obtain payment for their shares pursuant to Sections 7-4-123 and 7-4-124 of the Colorado Corporation Code. The requirement of approval of Xedar's shareholders in any business combination is limited to those transactions identified as a merger or a consolidation. A business combination identified as a share exchange under which Xedar would be the survivor does not require the approval of Xedar's shareholders, nor does it entitle shareholders to dissent and obtain payment for their shares. Accordingly, unless the acquisition is a statutory merger, requiring shareholder approval, Xedar will not provide shareholders with a disclosure document containing audited or unaudited financial statements, prior to such acquisition.

        Prior to any business combination for which shareholder approval is required, Xedar intends to provide its shareholders complete disclosure documentation concerning the business opportunity or target company and its business. Such disclosure will in all likelihood be in the form of a proxy statement which will be distributed to shareholders at least 20 days prior to any shareholder meeting.

        None of Xedar's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussions with, and there are no present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction contemplated in this registration statement.

  (g)
  Not an "Investment Adviser."

        Xedar is not an "investment adviser" under the Federal Investment Advisers Act of 1940, which classification would involve a number of negative considerations. Accordingly, Xedar will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 2(a)(11) of the Investment Advisers Act (15 U.S.C. 80b2(a)(11)).

  (h)
  Not an "Investment Company."

        Xedar may become involved in a business opportunity through purchasing or exchanging the securities of such business. Xedar does not intend, however, to engage primarily in such activities and is not registered as an "investment company" under the Federal Investment Company Act of 1940. Xedar believes such registration is not required.

        Xedar must conduct its activities so as to avoid becoming inadvertently classified as a transient "investment company" under the Federal Investment Company Act, which classification would affect Xedar adversely in a number of respects. Section 3(a) of the Investment Company Act provides the definition of an "investment company" which excludes an entity which does not engage primarily in the business of investing, reinvesting or trading in securities, or which does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than United States government securities or securities of majority-owned subsidiaries",) the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). Xedar intends to implement its business plan in a manner which will result in the availability of this exemption from the definition of "investment company." Xedar proposes to engage solely in seeking an interest in one or more business opportunities or ventures.

        Effective January 14, 1981, the SEC adopted Rule 3a-2 which deems that an issuer is not engaged in the business of investing, reinvesting, owning, holding or trading in securities for purposes of Section 3(a)(1) cited above if, during a period of time not exceeding one year, the issuer has a bona fide intent to be engaged primarily, or as soon as reasonably possible (in any event by the termination of a one year period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities and such intent is evidenced by Xedar's business activities and appropriate resolution of Xedar's Board of Directors duly adopted and duly recorded in the minute book of Xedar. The Rule 3a-2 "safe harbor" may not be relied on more than one single time.

  (i)
  Xedar's Office.

        Xedar's office is located at 2560 W. Main Street, Suite 200, Littleton, Colorado 80120, and its telephone number is (303) 794-9450. Xedar's office is located in the office of Earnest Mathis, Jr., Xedar's President, Chief Executive Officer, Chief Financial Officer and a Director. Xedar's office will remain at Mr. Mathis' office until an acquisition has been concluded. There are no written documents memorializing the foregoing. Xedar is not responsible for reimbursement for out-of-pocket office expenses, such as telephone, postage or supplies.

        There are no agreements or understandings with respect to the office facility subsequent to the completion of an acquisition. Upon a merger or acquisition, Xedar intends to relocate its office to that of the acquisition candidate.

  (j)
  Employees.

        Xedar has no salaried employees and none of its officers, directors or principal stockholders will receive any compensation for any assistance they may provide Xedar. Management of Xedar expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific business opportunity.

  (k)
  Reports to Security Holders.

        As a result of its filing of this Form 10-SB, Xedar will become subject to reporting obligations under the Exchange Act. These obligations include an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials Xedar files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information of the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0030. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

RISK FACTORS

        In addition to the other information contained in this Registration Statement, the following risk factors should be considered carefully before investing in Xedar. This Registration Statement contains forward-looking statements that involve risks and uncertainties. Xedar's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

        No Recent Operating History.    On November 28, 2001, the Company filed Form 15, Certification and Notice of Termination of Registration with the Securities and Exchange Commission. Since 2003, the Company has engaged in minimal operations and has conducted only organizational business and has no business operations. Effective October 1, 2004 (date of new development stage), the Company commenced activities to become current in reporting with the SEC with the intention to re-list its securities for quotation on the Bulletin Board. There can be no assurance that Xedar's activities will be profitable. As of the date hereof, Xedar has not entered into any arrangement to participate in any business ventures or purchase any products.

        Assets of the Corporation. Xedar has no substantial, material, tangible assets as of the date hereof. Xedar's present assets are extremely limited. Any business activity that Xedar eventually undertakes may require substantial capital.

        Speculative Nature of Company's Proposed Operations.    The success of Xedar's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which Xedar may merge or which it acquires. While management intends to seek a merger or acquisition of privately held entities with established operating histories, there can be no assurance that Xedar will be successful in locating an acquisition candidate meeting such criteria. In the event Xedar completes a merger or acquisition transaction, of which there can be no assurance, the success of Xedar's operations will be dependent upon management of the successor firm and numerous other factors beyond Xedar's control. Xedar anticipates that it will seek to merge with or acquire an existing business. After the merger has taken place, the surviving entity will be Xedar, however, management from the acquired entity will in all likelihood operate Xedar. There is, however, a remote possibility that Xedar may seek to acquire and operate an ongoing business, in which case the existing management might be retained.

        Securities are Subject to Penny Stock Rules.    Xedar's shares are "penny stock" and consequently are subject to the SEC's regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

        Dilution in Merger or Acquisition Transaction.    Xedar's plan of operation is based upon a merger with or acquisition of a private concern, which in all likelihood would result in Xedar issuing securities to shareholders of any such target concern. The issuance of previously authorized and unissued Common stock of Xedar would result in substantial dilution to present and prospective shareholders of Xedar, which may necessarily result in a change in control or management of Xedar.

        Dependence on Management; Limited Participation of Management.    The success of Xedar will largely be dependent upon the active participation of Earnest Mathis, Jr., Xedar's President, Chief Executive Officer, Chief Financial Officer and a Director. Mr. Mathis has limited experience in the business in which Xedar proposes to engage and, accordingly, Xedar may be required to obtain independent outside professionals to effectively evaluate and appraise potential use and markets for and to render evaluations relating to potential opportunity, product, investment or business acquisition. Mr. Mathis has other full time employment and will be available to participate in management decisions only on a part time or as needed basis. Mr. Mathis devotes approximately 1% of his time to the business affairs of Xedar. The amount of time which Mr. Mathis will be able to devote to Xedar's business may be inadequate to properly attend to its business. Mr. Mathis will not be compensated prior to a merger or acquisition. Once Xedar acquires a business opportunity, Mr. Mathis will probably be asked to resign. The time which the officers and directors devote to the business affairs of Xedar and the skill with which they discharge their responsibilities will substantially impact Xedar's success.

        Impact of Limited Time Devoted to Xedar.    Opportunities available to Xedar for mergers or acquisitions may be lost or delayed as a result of the limited amount of time devoted to Xedar by management. As a result, an acquisition or merger may never take place.

        No Business Plan.    Xedar has not identified the business opportunities in which it will attempt to obtain an interest. Xedar therefore cannot describe the specific risks presented by such business. In general, it may be expected that such business will present such a level of risks that conventional bank financing would not be available on favorable terms. Such business may involve an unproven product, technology or marketing strategy, the ultimate success of which cannot be assured. The acquired business opportunity may be in competition with larger, more established firms over which it will have no competitive advantage. Xedar's investment in a business opportunity may be expected to be highly illiquid and could result in a total loss to Xedar if the opportunity is unsuccessful.

        Conflicts of Interest.    Mr. Mathis is associated with other firms or occupations involving a range of business activities. Because of these affiliations and because Mr. Mathis will devote only a minor amount of time to the affairs of Xedar, there are potential inherent conflicts of interest in his acting as the an officer and director of Xedar. Mr. Mathis is or may in the future be a director or controlling shareholder of other entities engaged in a variety of businesses which may in the future have various transactions with Xedar. Additional conflicts of interest and non-arm's length transactions may also arise in the future in the event Mr. Mathis is involved in the management of any firms with which Xedar transacts business. Management has adopted a policy that Xedar will not seek a merger with or an acquisition of any entity with which Mr. Mathis serves as an officer, director or partner or in which Mr. Mathis owns or holds an ownership interest. Business combinations with entities owned or controlled by affiliates or associates of Xedar will not be considered, however, securities owned or controlled by the affiliates and associates of Xedar may be sold in the business combination transaction without affording all existing shareholders a similar opportunity. A buy-out of Mr. Mathis's shares could occur from an offer by existing shareholders, or by an offer from a merger or acquisition candidate. In addition, Mr. Mathis is not aware of any circumstances which would precipitate a change in his intention not to negotiate for the buy-out of his stock. Public shareholders will not be entitled to receive any portion of the buy-out premium and will not have an opportunity to approve such related party transaction.

        Rights of Dissenting Shareholders.    A shareholder of Xedar shall have the right to dissent to any statutory plan of merger or consolidation to which Xedar is a party under Colorado state law. A dissenting shareholder shall have the right to have his or her shares purchased by Xedar at the fair market value thereof as of the day prior to the date which the vote was taken approving the proposed corporation action. Such action by a dissenting shareholder could result in a cancellation of any proposed merger or acquisition. Colorado state law governs the rights of shareholders to dissent. No other state's laws regarding Xedar's shareholders rights to dissent are applicable.

        Dependence on Outside Advisors.    In order to supplement the business experience of management, Xedar may employ accountants, technical experts, appraisers, attorneys or other consultants or advisors. The selection of any such advisors will be made by management and without any control from shareholders. Additionally, it is anticipated that such persons may be engaged by Xedar on an independent basis without a continuing fiduciary or other obligation to Xedar.

        No Dividends Anticipated.    At the present time Xedar does not anticipate paying dividends, cash or otherwise, on its Common stock in the foreseeable future. Future dividends will depend on earnings, if any, of Xedar, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in Xedar's common stock should refrain from the purchase of Xedar's securities.

        No Business Opportunities.    Xedar was recently formed for the purpose of acquiring interests in one or more business opportunities believed by management to hold potential for profit. Xedar has not yet obtained, however, any interest in any product, property or business and may not be able to acquire any such interest upon terms favorable to Xedar.

        Scarcity of and Competition for Merger or Acquisition Prospects.    Xedar is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of small private entities. A large number of established and well financed entities, including venture capital firms, are active in mergers and acquisitions of private companies which may be desirable target candidates for Xedar. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Xedar, and consequently, Xedar will be at a competitive disadvantage in identifying possible merger or acquisition candidates with numerous other small public companies.

        No Agreement for Business Combination or Other Transaction.    Xedar has no arrangement, agreement or understanding with respect to engaging in a merger with, or acquisition of, any entity private or public. There can be no assurance Xedar will be successful in identifying and evaluating suitable merger or acquisition candidates or in concluding a merger or acquisition transaction. Management has not identified any specific business within an industry for evaluation by Xedar. There is no assurance Xedar will be able to negotiate a merger or acquisition on favorable terms.

        No Agreement to Vote Shares.    Present officers, directors and principal stockholders have not agreed to vote their respective shares of common stock in accordance with the vote of the majority of all non-affiliated future stockholders of Xedar with respect to any business combination.

        Lack of Market Research or Marketing Organization.    Xedar has neither conducted nor has Xedar engaged other entities to conduct market research such that management has assurance market demand exists for the transactions contemplated by Xedar. Moreover, Xedar does not have and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition of the type contemplated by Xedar, there is no assurance Xedar will be successful in completing any such transaction.

        Impracticability of Exhaustive Investigation.    Xedar's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before Xedar commits its capital or other resources thereto. Therefore, management decisions will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if Xedar had more funds available to it, would be desirable. Xedar will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking Xedar's participation. There are numerous individuals, publicly held companies, and privately held companies seeking merger and acquisition prospects. There is significant competition among such groups for attractive merger and acquisition prospects. However, the number of suitable and attractive prospects is limited and Xedar may find a scarcity of suitable companies with audited financial statements seeking merger partners of the type and size of Xedar.

        Possible Lack of Diversification.    Xedar may be unable to diversify its business activities, which creates the possibility of a total loss to Xedar and its shareholders should an acquisition by Xedar prove to be unprofitable. Xedar's failure or inability to diversify its activities into a number of areas may subject Xedar to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with Xedar's operations.

        Xedar May Pay a Finder's Fee.    In connection with a merger or acquisition, Xedar may issue "restricted" shares of Xedar's common stock to finders. A finder's fee will not be paid, however, to any officer, director, shareholder or other affiliated party. At the present time, there are no plans to pay any finder's fees.

        Issuance of Additional Shares.    41,350,295 shares of common stock or 83% of the 50,000,000 authorized shares of common stock of Xedar remain unissued. The Board of Directors has the power to issue such shares subject to shareholder approval and may do so in an exchange offer or a stock for stock exchange agreement. Xedar may also issue additional shares of common stock pursuant to a plan and agreement of merger with a private corporation. Although Xedar presently has no commitments, contracts or intentions to issue any additional shares to other persons, Xedar may in the future attempt to issue shares to acquire products, properties or businesses, or for other corporate purposes.

        Creation of Subsidiary Entities.    Xedar will not engage in the creation of subsidiary entities with a view to distributing their securities to the shareholders of Xedar.

        Regulation.    Although Xedar will be subject to regulation under the Securities Act and the Exchange Act, management believes Xedar will not be subject to regulation under the Investment Company Act insofar as Xedar will not be engaged in the business of investing or trading in securities. In the event Xedar engages in business combinations which result in Xedar holding passive investment interests in a number of entities, Xedar could be subject to regulation under the Investment Company Act. In such event, Xedar will be required to register as an investment company and could be expected to incur significant registration and compliance costs. Xedar has obtained no formal determination from the SEC as to the status of Xedar under the Investment Company Act, and consequently, any violation of such Act will subject Xedar to material adverse consequences.

        Probable Change in Control and Management.    Mergers or acquisitions involving the issuance of Xedar's common stock will in all likelihood result in shareholders of a target company obtaining a controlling interest in Xedar. Any such merger or acquisition candidate may require management of Xedar to sell or transfer all or a portion of Xedar's common stock held by them, although management would make no such requirement as a condition precedent of an acquisition. See "Item 1—Business." The resulting change in control of Xedar could result in removal of any present officers and directors of Xedar and a corresponding reduction in their participation in the future affairs of Xedar. While management has no present intention to dispose of its ownership interest in Xedar, it is impossible to predict the extent to which management will participate in the future affairs of Xedar following the completion of a merger or acquisition.

        Competition.    Xedar will have numerous competitors and potential competitors, many of whom will have considerably greater financial and personal resources than Xedar. There is no assurance that Xedar will be successful in obtaining suitable investments. Xedar will be competing with numerous other entities, most all of which are larger, well established companies with greater assets and financial reserves than Xedar will possess.

        Lack of Public Market for Securities.    Although our common stock is listed for trading on the Pink Sheets, at no market exists for Xedar's our and there is no assurance that a regular trading market will develop and if developed, that it will be sustained. A purchaser of stock may, therefore, be unable to resell the securities offered herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept Xedar's securities as pledged collateral for loans unless a regular trading market develops.

        Change of Control.    As part of the acquisition of a business opportunity, Xedar's director, Earnest Mathis, Jr., may resign after appointing his successors, without shareholder approval. The acquisition of an opportunity may also involve the issuance of a majority of Xedar's stock to promoters of the opportunity. In such event, purchasers of shares offered hereunder would be unable to elect or remove directors against the wishes of such promoters.

        Control by Majority Stockholder.    Earnest Mathis, Jr. beneficially owns approximately 69.37% of the outstanding common stock of Xedar. As a result, Mr. Mathis will have significant influence on all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such ownership may have the effect of delaying or preventing a change in control of Xedar. See "Item 4—Security Ownership of Certain Beneficial Owners and Management."

        No Cumulative Voting and Preemptive Rights and Control.    There are no preemptive rights in connection with Xedar's common stock. Cumulative voting in the election of Directors is not allowed. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of Xedar's Board of Directors.

        No Assurance of Electronic Bulletin Board Listing.    Xedar intends to apply for listing on the Electronic Bulletin Board maintained by the, although there can be no assurance that its listing application will be approved. If Xedar is unsuccessful in such listing, the trading level and/or price of Xedar's securities will be materially adversely affected.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of Xedar's financial condition and results of operations should be read in conjunction with Xedar's financial statements, the notes related thereto and the other financial data included elsewhere in this Registration Statement.

Results of Operations

Year Ended December 31, 2005 compared to Year Ended December 31, 2004.

        No operating revenues were generated during the year ended December 31, 2005 or for the year ended December 31, 2004. The Company incurred operating expenses and an operating loss of $18,340 for the year ended December 31, 2005 compared to $9,902 for the year ended December 31, 2004.

Liquidity and Capital Resources

        As of December 31, 2005, the Company had negative working capital of $(11,801).

        Xedar does not have sufficient funds to continue its operating activities. Future operating activities are expected to be funded by loans from major stockholders.

ITEM 3. DESCRIPTION OF PROPERTY.

        Xedar is provided rent-free office space by an officer and director of Xedar at 2560 W. Main Street, Suite 200, Littleton, CO 80120. Xedar is not responsible for reimbursement of out-of-pocket office expenses such as telephone, postage or supplies.

        Xedar owns no property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth the common stock ownership of (i) each person known by Xedar to be the beneficial owner of five percent or more of Xedar's common stock, (ii) each director individually and (iii) all officers and directors of Xedar as a group as of December 31, 2005. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of shares	Percent of class
Earnest Mathis, Jr. 2560 W. Main Street, Suite 200 Littleton, CO 80120	6,000,000	69.37%
Hans R. Bucher(1) 2890 Table Mesa Drive Boulder, CO 80303	662,481	7.66%
Gary A. Agron 5445 DTC Parkway, Suite 520 Englewood, CO 80111	662,481	7.66%
All officers and as a directors group (one person)	6,000,000	69.37

(1)
Includes 15,225 shares owned by Marlis Bucher, Mr. Bucher's wife.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        The name, age and positions of Xedar's sole executive officer and director is as follows:

Name	Age	Position	Officer/Director Since
Earnest Mathis, Jr.	46	President, Chief Executive Officer, Chief Financial Officer and Director	2005

        Directors serve in such capacity until the next annual meeting of Xedar's shareholders and until their successors have been elected and qualified. Xedar's officers serve at the discretion of Xedar's Board of Directors, until their death, or until they resign or have been removed from office. Xedar does not have an Audit, Nominating or Compensation Committee, nor has it adopted a Code of Ethics or an Audit Committee Charter.

        There are no agreements or understandings for any director or officer to resign at the request of another person and none of the directors or officers is acting on behalf of or will act at the direction of any other person. No other person's activities are material to the operation of Xedar.

        Earnest Mathis, Jr.—President, Chief Executive Officer, Chief Financial Officer and Director

        From December 2005 to the present, Mr. Mathis has been Xedar's Chief Executive Officer, Chief Financial Officer and a member of the Board of Directors. From July 2005 to the present, Mr. Mathis has been a Director of VitaCube Systems Holdings, Inc., a publicly-held corporation. From March 2005 to the present, Mr. Mathis has been VitaCube Systems Holdings, Inc.'s, Chairman, Chief Operating Officer and President. From February 2003 to the present, Mr. Mathis has been a manager and member of Louisiana Land Acquisitions, LLC, which holds real property. From December 2004 to present, Mr. Mathis has been a manager or Trinidad Golf, LLC, a golf course development company. From October 2004 to present, Mr. Mathis has been a manager of Trinidad Land Co., LLC, which holds real property. From June 2002 to June 2003, Mr. Mathis was the President and a Director of Instanet, Inc. Instanet was a publicly-held shell corporation. In August 2003, Instanet acquired VitaCube Systems Holdings, Inc. in a stock for stock transaction and Mr. Mathis resigned as an officer and director at that time. From April 2002 to the present, Mr. Mathis has been the Chief Executive Officer, Chief Financial Officer and a member of the Board of Directors of Petramerica Oil, Inc., a publicly-held shell corporation. From February 2001 to December 2002, Mr. Mathis was the President, Chief Financial Officer and a member of the Board of Directors of Care Concepts, Inc., a publicly-held shell corporation. From January 1999 to January 2002, Mr. Mathis was Chief Executive Officer and Chief Financial Officer of Milestone Capital, Inc. and served as the company's sole Director. Milestone was a publicly-held shell corporation. In January 2002, Milestone acquired Elite Agents, Inc. in a stock for stock transaction and Mr. Mathis resigned as an officer and director at that time. From January 1987 to the present, Mr. Mathis has been President and a member of the Board of Directors of Inverness Investments, a privately-held financial consulting company in Denver, Colorado. From February 1998 to the present, Mr. Mathis has served as Manager of Amerigolf, LLC, a golf course development company. From January 1997 to the present, Mr. Mathis has served as President of Integrated Medical Services, Inc. (IMS). IMS transports and processes medical waste from small and large generators of medical waste. In March 1999, IMS sold 100% of its assets to publicly held Stericycle, Inc. In March 2002, Mr. Mathis became one of the founding members and managers of Waveland Ventures, LLC, a capital management company with emphasis in managing economic redevelopment and stimulation programs for governmental entities. He also is a managing director of Waveland Colorado Ventures, LLC, a Certified Capital Company. Mr. Mathis attended Denver University where he studied finance and since 1992, has been a member of the Denver Society of Securities Analysts.

Prior Blank Check Experiences of Officers and Directors.

        The following table indicates Earnest Mathis, Jr.'s prior experiences as an officer, director or 5% stockholder of blank check companies such as Xedar.

Company Name	Affiliation	Date of Registration	SEC File #	Current Status/Filings	Comments
Petramerica Oil, Inc.	Officer, Director and 5% stockholder	March 2005	000-51046	Reporting	Business development company seeking a merger candidate. Current symbol: PAOI.
Instanet, Inc.	Officer and Director	February 2001	333-56250	Reporting	Merged with Vitacube Systems, Inc. 6/03. Current symbol: VCUB.
Fun City Popcorn, Inc.	5% stockholder	July 2001	000-32947	Reporting	Merged with Lev Pharmaceutical, Inc.12/04. Current symbol: FNCY.
Zedik Enterprises, Inc	Officer and Director	Reg D April 1996	005-58441	Non-reporting	Filed Form 15. Never traded.
Vov Enterprises, Inc.	Officer and Director	Reg D April 1996	005-58437	Non-reporting	Filed Form 15. Never traded.
Gimmel Enterprises, Inc.	Officer and Director	Reg D April 1996	000-27403	Reporting	Merged with Whitney Information Systems, Inc. 8/98. Current symbol: RUSS.
Zion Enterprises, Inc.	Officer and Director	Reg D April 1996	21D1010125	Non-reporting	Merged with Genysis Information Systems Inc. 3/99. No current symbol available.
Hai Enterprises, Inc.	Officer and Director	Reg D April 1996	21D1009893	Non-reporting	Merged with Wrapsters, Inc. 2/98. Current symbol: WRAP.
Hoover Capital, Inc.	Officer and Director	January 1991	005-43082	Non-reporting	Merged with Dollar Time Group, Inc. in 7/92. Current symbol: DLRT.
Cancun Acquisitions, Inc.	Officer and Director	Reg D May 1991	000-50999	Reporting	Merged with Metallico, Inc. 4/99. Current Symbol: MLAO.
Wilson Capital	Officer and Director	January 1990	001-14263	Reporting	Merged with SVI Holdings, Inc. 3/93. Current symbol: SVI.
Jefferson Capital	Officer and Director	January 1990	33-31889D	Non-reporting	Merged with Spirit Gaming, Inc. 12/95. Current symbol: SPGG.

Washington Capital, Inc.	Officer and Director	January 1990	33-32828D	Non-reporting	Merged with Interactive Terminals, Inc. 5/91. No current symbol available.
Cape Coral Acquisitions, Inc.	Officer and Director	June 1989	000-18304	Non-reporting	Merged with International Converter Corp. 11/89. Current symbol: VIPG.
Lincoln Funding Inc.	Officer and Director	February 1989	33-266141NY	Non-reporting	Merged with Priority One Computer Corp. (date uncertain). No current symbol available.
Roosevelt Funding Inc.	Officer and Director	July 1989	21C1089155	Non-reporting	Merged with Southwest Information/Education Utility, Inc. 8/90. No current symbol available.
Galt Financial	Officer and Director	April 1988	033-21443	Non-reporting	Merged with International Capital Growth Ltd. 3/97. Current symbol: GLBN.
Lobster Fund Inc.	Officer and Director	May 1988	Undetermined	Non-reporting	Merged with Tire Sealant, Inc. 7/88. No current symbol available.
Care Concepts I, Inc.	5% stockholder	July 1988	001-31992	Reporting	Merged with Ibid America, Inc.11/02. Current symbol: IBD.
Express Capital Concepts	Officer and Director	September 1988	333-65963	Reporting	Merged with Greystone Technology, Inc. 11/99. Current symbol: GSTN.
Nassau Development Corp.	Officer and Director	August 1988	33-23672A	Non-reporting	Merged with Primo's Inc. 10/89. No current symbol available.
Riverside Capital Inc.	Officer and Director	November 1988	801-33667	Non-reporting	Merged with Fortune Mint Inc. 6/89. No current symbol available.
Franklin Capital Corp	Officer and Director	April 1987	000-19620	Reporting	Merged with Wesco Auto Parts, Inc. 10/91. Current symbol: WSCO.

Haleakala Enterprises Inc.	Officer and Director	Reg D April 1987	21D1039047	Non-reporting	Merged with One Dentist.com, Inc. 6/00. No current symbol available.
Met Capital Corp.	Officer and Director	May 1987	03314105D	Non-reporting	Merged with Palmetto Properties Realty Inc. 5/88. No current symbol available.
Milestone Capital, Inc	Officer and Director	June 1987	033-15096D	Reporting	Merged with Elite Agents, Inc. 10/01. Current symbol: MLSP.
Menlo Capital	Officer and Director	July 1987	Undetermined	Non-reporting	Merged with Carstar International, Inc. 11/87. Current symbol: CSTI.
Monterey Capital Corp	Officer and Director	November 1987	Undetermined	Non-reporting	Merged with O'Deli, Inc. 5/88. No current symbol available.
Laguna Capital Corp.	Officer and Director	April 1986	000-17436	Reporting	Merged with Las Vegas Golf & Tennis, Inc. 2/88. Current symbol: LVDG.
Norcap Inc.	Officer and Director	May 1986	03305697D	Non-reporting	Merged with Exclamations Inc. 4/87. No current symbol available.
PR Ink, Inc.	Officer and Director	June 1985	00298442D	Reporting	Merged with Pemco Engineers, Inc. 12/86. Current symbol: PAGI.
Dynasty Capital	Officer and Director	June 1982	033-11059A	Non-reporting	Merged with Visitor Services International, Inc. 10/96. Current symbol: TSIG.

ITEM 6. EXECUTIVE COMPENSATION.

        None of Xedar's executive officers or directors received compensation in excess of $100,000 for the years ended December 31, 2003, 2004 or 2005, nor did any receive stock options, stock grants or any other form of non-cash remuneration, and none currently receives any compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        Not applicable.

ITEM 8. DESCRIPTION OF SECURITIES.

        Xedar is authorized to issue 50,000,000 shares of common stock, no par value. As of December 31, 2005, 8,649,705 shares of common stock were outstanding. Xedar is not authorized to issue any preferred stock.

  (a)
  Common Stock.

        All shares of common stock have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they chose to do so, elect all of the directors of Xedar. Upon liquidation, dissolution or winding up of Xedar, the assets of Xedar, after the payment of liabilities, will be distributed pro rata to the holders of the common stock. The holders of the common stock do not have preemptive rights to subscribe for any securities of Xedar and have no right to require Xedar to redeem or purchase their shares. The shares of common stock currently outstanding are validly issued, fully paid and non-assessable.

  (b)
  Dividends

        Holders of the common stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of Xedar, out of funds legally available therefor. No dividend has been paid on Xedar's common stock since inception, and none is contemplated in the foreseeable future.

  (c)
  Transfer Agent.

        Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401 is Xedar's transfer agent.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON XEDAR'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.

  (a)
  Market Information; Re-sale.

        Xedar's common stock is quoted on the Pink Sheets but has not traded for at least one year prior to the date hereof. Approximately 7,324,962 unregistered shares of common stock were issued by Xedar when it had no significant operations. In the view of the Securities and Exchange Commission, such shares are not eligible for sale under the provisions of Rule 144 and therefore may not be re-sold into the public market until registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

  (b)
  Holders.

        As of December 31, 2005, a total of 8,649,705 hares of Xedar's common stock were outstanding and there were 142 holders of record of Xedar's common stock.

  (c)
  Dividends.

        Xedar has not paid any dividends since it is inception. Xedar currently intends to retain any earnings for use in its business, and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

        Xedar is not a party to any litigation and, to its knowledge, no action, suit or proceedings against it has been threatened against Xedar.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        There have been no disagreements on accounting and financial disclosures nor any change in accountants during the past two years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        On September 2, 2004, Xedar sold 150,000 shares of common stock to Hans Bucher for aggregate consideration of $15.00 and 662,481 shares of common stock to Gary Agron for aggregate consideration of $66.25. On October 1, 2004, Xedar sold 6,000,000 shares of common stock to Earnest Mathis for aggregate consideration of $600. Xedar relied upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, for these sales of securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Title 7 of the Colorado Revised Statutes, as amended, and Xedar's Articles of Incorporation and Bylaws provide for indemnification of Xedar's directors, officers and controlling persons under certain circumstances. A summary of the circumstances in which such indemnification is provided for is set forth below, but this discussion is qualified in its entirety by reference to the Colorado Revised Statutes, Xedar's Articles of Incorporation and Bylaws.

        In general any director, officer, employee and agent of Xedar may be indemnified against reasonable expenses, fines, settlements or judgments in connection with a legal proceeding to which such person is a party if: (a) the person conducted himself in good faith, (b) the person reasonably believed: (i) in the case of conduct in an official capacity with Xedar, that his conduct was in Xedar's best interests; and (ii) in all other cases, that his conduct was at least not opposed to Xedar's best interests; and (c) in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful. In addition, Xedar shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with Xedar and to which such party was entitled to indemnification in accordance with the preceding sentence.

        No indemnification shall be made with respect to any claim, issue or matter in connection with a proceeding by or in the right of Xedar in which the director, officer or agent was adjudged liable to Xedar or in connection with any proceeding charging that such person derived an improper personal benefit, whether or not involving action in an official capacity, in which such person was adjudged liable on the basis that he derived a personal benefit. The circumstances under which indemnification is granted in connection with an action brought by or in the right of Xedar is limited to reasonable expenses actually incurred in connection with the proceeding.

        Indemnification may also be granted pursuant to the terms of agreements which may be entered into in the future or pursuant to a vote of the stockholders or directors. The Colorado Revised Statutes and Xedar's Bylaws also grant Xedar the power to purchase and maintain insurance which protects Xedar's officers and directors against any liabilities incurred in connection with their services in such capacities.

PART F/S

XEDAR CORPORATION

Financial Statements
and
Report of Independent Registered Public Accounting Firm
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Board of Directors
Xedar Corporation

        We have audited the accompanying balance sheet of Xedar Corporation (a development stage company), as of December 31, 2005, and the related statements of operations, stockholders' equity (deficit), and cash flows for the two years ended December 31, 2005 and 2004, and for the period from October 1, 2004 (date of new development stage) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xedar Corporation as of December 31, 2005, and the results of its operations and cash flows for the two years ended December 31, 2005 and 2004, and for the period from October 1, 2004 (date of new development stage) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has negative working capital and a stockholders' deficit and no active business operations which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SCHUMACHER & ASSOCIATES, INC.

Denver, Colorado
February 22, 2006

XEDAR CORPORATION
(A Development Stage Company)

BALANCE SHEETS

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS
Cash	$292	$8,391

Total Current Assets	292	8,391
Total Assets	$292	$8,391

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$847	$1,650
Accrued interest payable	202	—
Loans payable, related parties	11,044	—

Total current liabilities	12,093	1,650

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, no par value. Authorized 50,000,000 shares; issued and outstanding 8,649,705 shares	1,618,299	1,618,299
Additional paid-in capital	50,566	50,566
Accumulated deficit during development stage	(21,560)	(3,018)
Accumulated deficit	(1,659,106)	(1,659,106)

Total Stockholders' Equity (Deficit)	(11,801)	6,741

Total Liabilities and Stockholders' Equity (Deficit)	$292	$8,391

The accompanying notes are an integral part of these financial statements.

XEDAR CORPORATION
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	Period from October 1, 2004 (Date of New Development Stage) to December 31, 2005
Revenues	$—	$—	$—
Operating Expenses
Accounting fees	3,618	1,056	3,618
Legal fees	11,180	1,650	12,830
Shareholder expenses	3,542	4,690	4,892
Other general & administrative expenses	—	2,506	18

Total Operating Expenses	18,340	9,902	21,358
Net Operating (Loss)	(18,340)	(9,902)	(21,358)
Other (Expense)
Interest (Expense)	(202)	—	(202)

NET (LOSS)	$(18,542)	$(9,902)	$(21,560)

Loss per Share	$(0.002)	$(0.003)	$(0.002)

Weighted Average Number of Shares Outstanding	8,649,705	3,608,051	8,649,705

The accompanying notes are an integral part of these financial statements.

XEDAR CORPORATION
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock
			Additional Paid-in Capital	Accumulated (deficit)	Accumulated (deficit) during Development Stage	Total Stockholders' Equity (Deficit)
	Shares	Amount
Balances, December 31, 2003	1,837,224	$1,617,617	$43,066	$(1,652,222)	—	$8,461
Issuance of shares for cash at $0.0001	6,812,481	682	—	—		682
Additional paid-in-capital	—	—	7,500	—		7,500
Net loss for year ended December 31, 2004	—	—	—	(6,884)	(3,018)	(9,902)

Balances, December 31, 2004	8,649,705	1,618,299	50,566	(1,659,106)	(3,018)	6,741
Net loss for year ended December 31, 2005	—	—	—	—	(18,542)	(18,542)

Balances, December 31, 2005	8,649,705	$1,618,299	$50,566	$(1,659,106)	$(21,560)	$(11,801)

The accompanying notes are an integral part of these financial statements.

XEDAR CORPORATION
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	Period from October 1, 2004 (Date of New Development Stage) to December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(18,542)	$(9,902)	$(21,560)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	(601)	1,650	1,050

Net cash (used in) operating activities	(19,143)	(8,252)	(20,510)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	—	682	600
Proceeds from notes payable, related parties	11,044	—	11,044
Paid-in-Capital	—	7,500	—

Net cash provided by financing activities	11,044	8,182	11,644

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,099)	(70)	(8,866)

CASH and cash equivalents at beginning of period	$8,391	$8,461	$9,158

CASH and cash equivalents at end of period	$292	$8,391	$292

Supplemental Disclosure Of Cash Flow Information
Cash paid for:
Interest	$—	$—	$—

Income taxes	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

XEDAR CORPORATION
(a Development Stage Company)

Notes to Financial Statements

December 31, 2005

Note 1— Summary of Accounting Policies, and Description of Business

        This summary of significant accounting policies of Xedar Corporation (Company), a "Development Stage Enterprise", is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Description of Business

        Xedar Corporation (the Company) was incorporated in the State of Colorado on May 6, 1974. Prior to 2004, the Company's principal business included design, development, fabrication and sale of high technology electro-optical equipment and related electrical equipment.

        Effective October 1, 2004 (date of new development stage), the Company commenced activities to become current in reporting with the SEC with the intention to become a publicly trading company.

Development Stage Activities

        The Company is in the development stage and has not yet realized any revenues from its planned operations. The Company's business plan is to evaluate, structure and complete a merger with, or acquisition of, prospects consisting of private companies, partnerships or sole proprietorships. The Company may seek to acquire a controlling interest in such entities in contemplation of later completing an acquisition.

        Based upon the Company's business plan, it is a development stage enterprise. Accordingly, the Company presents its financial statements in conformity with the accounting principles generally accepted in the United States of America that apply in establishing operating enterprises. As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date.

Cash

        The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

        The Company has adopted the Statement of Financial Accounting Standards No. 109—"Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic and Diluted Loss Per Share

        In accordance with SFAS No. 128—"Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2005, the Company had no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

Estimated Fair Value of Financial Instruments

        The estimated fair value of cash and cash equivalents, accounts payable and accrued expenses approximate their carrying amounts in the financial statements due to the short-term nature of these instruments.

        Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt approximates its carrying value.

Revenue Recognition

        The Company has had no revenues since its new development stage. It is the Company's policy that revenues will be recognized in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." Under SAB 104, product revenues (or service revenues) are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or service has been performed), the sales price is fixed and determinable and collectibility is reasonably assured.

Concentrations

        Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash and cash equivalents. At December 31, 2005 and 2004, the Company had no amounts of cash or cash equivalents in financial institutions in excess of amounts insured by agencies of the U.S. Government.

Recent Accounting Pronouncements

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," and a revised interpretation of FIN 46 ("FIN 46-R") in December 2003. FIN 46 requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

        The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities it believes are variable interest entities for which the Company is the primary beneficiary. For all arrangements entered into after January 31, 2003, the Company was required to continue to apply FIN 46 through April 30, 2004. The Company was required to adopt the provisions of FIN 46-R for those arrangements on May 1, 2004. For arrangements entered into prior to February 1, 2003, the Company was required to adopt the provisions of FIN 46-R on May 1, 2004. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

        In December 2004, the Financial Accounting Standards Board (FASB) issued FAS 123(R), Shareholder Based Payments, that, upon implementation, will impact the Company's net earnings and earnings per share, and change the classification of certain elements of the statement of cash flows. FAS 123(R) requires stock options and other share-based payments made to employees to be accounted for as compensation expense and recorded at fair value, and to reflect the related tax benefit received upon exercise of the options in the statement of cash flows as a financing activity inflow rather than an adjustment of operating activity as currently presented. Consistent with provisions of the new standard, the Company adopted FAS 123(R) in the third quarter of 2005, and to implement it on a prospective basis.

        There were various other accounting standards and interpretations issued during 2005 and 2004, none of which are expected to have a material impact on the Company's consolidated financial position, operations or cash flows.

Other

        The Company consists of one reportable business segment. The Company paid no dividends during the periods presented.

Note 2— Going Concern

        The accompanying financial statements have been prepared in conformity with generally accepted accounting principals in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has negative working capital and a stockholders' deficit and no active business operations, which raises substantial doubt about its ability to continue as a going concern.

        In view of these matters, realization of certain of the assets in the accompanying balance sheet is dependant upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, raise additional capital, and the success of its future operations.

        The Company has been economically dependant on its officers and directors to fund operations. In order to meet its liquidity needs during the next fiscal year, the Company will receive additional financing from its officers, directors and stockholders. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

Note 3— Stockholders' Equity (Deficit)

        The Company's articles of incorporation, as amended, authorize the issuance of 50,000,000 shares of no par value common stock. During the period from May 6, 1974 (inception) through December 31, 2003, the Company issued an aggregate of 1,837,224 shares of the Company's common stock to investors for proceeds of $1,617,617, net of offering costs.

        On October 1, 2004, a director of the Company entered into a Stock Purchase Agreement (the Agreement) to sell 6,812,481 shares of the Company's common stock to new investors for consideration of $682, representing approximately 78% of the Company's outstanding common shares. In connection with the Agreement, the two existing directors of the Company resigned, and one new director was appointed.

        During 2004, the Company received an additional $7,500 of capital from existing stockholders. No shares were issued by the Company in connection with this funding and the transactions have been recorded as a $7,500 increase to paid in capital.

Note 4— Related Party Transactions

        In addition to other related party transactions disclosed, the Company uses the offices of its President for its minimal office facility needs for no consideration. No provision for these costs has been provided since it has been determined that they are immaterial.

Note 5— Note Payable, Related Party

	December 31,
	2005	2004
Revolving line of credit to a related party, interest at the annual rate of 6%, aggregate line of credit $75,000, available credit at December 31, 2005 is $73,956. The note is Uncollateralized and is payable on demand.	$1,044	$—
Notes payable to related parties, interest at the annual rate of 8%. The notes are uncollateralized, and are due on demand.	10,000	—

	$11,044	$—

Note 6— Income Taxes

        The Company has an estimated net operating loss carry forward of approximately $21,400 and $3,000 at December 31, 2005 and 2004, respectively, to offset future taxable income. The net operating loss carry forward if not used, will expire in various years through 2025. Net operating losses prior to the new development stage are severely restricted as per the Internal Revenue Code due to the change in ownership. No deferred income taxes have been recorded because of the uncertainty of future taxable income to be offset.

        The Company's deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

Period Ending	Estimated NOL Carry-forward	NOL Expires	Estimated Tax Benefit from NOL	Valuation Allowance	Change in Valuation Allowance	Net Tax Benefit
December 31, 2005	21,400	2025	4,000	(4,000)	(3,400)	—
December 31, 2004	3,000	2024	600	(600)	(600)	—

        Income taxes at the statutory rate are reconciled to the Company's actual income taxes as follows:

Income tax benefit at statutory rate resulting from net operating loss carryforward	(15)%
State tax benefit, net of federal benefit	(3.5)%
Deferred income tax valuation allowance	18.5%

Actual tax rate	0%

PART III

ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.	Description
3.1	Articles of Incorporation, as amended, of the Registrant.*
3.2	Bylaws of the Registrant.*
4.1	Specimen Stock Certificate of the Registrant.*
23.1	Consent of Schumacher & Associates, Inc., an independent registered public accounting firm.*
23.2	Consent of Schumacher & Associates, Inc., an independent registered public accounting firm.

*
Previously filed.

SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

XEDAR CORPORATION
By:	/s/ EARNEST MATHIS, JR. Earnest Mathis, Jr. Chief Executive Officer
Date: May 10, 2006

        Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 to Registration Statement on Form 10-SB has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ EARNEST MATHIS, JR. Earnest Mathis, Jr.	Chief Executive Officer, Chief Financial Officer (Principal Accounting Officer) and Director	May 10, 2006

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PART I
  ITEM 1. DESCRIPTION OF BUSINESS.
RISK FACTORS
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  ITEM 3. DESCRIPTION OF PROPERTY.
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
  ITEM 6. EXECUTIVE COMPENSATION.
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
  ITEM 8. DESCRIPTION OF SECURITIES.
PART II
  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON XEDAR'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.
  ITEM 2. LEGAL PROCEEDINGS.
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.
  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
PART F/S XEDAR CORPORATION
Financial Statements and Report of Independent Registered Public Accounting Firm December 31, 2005 and 2004
Table of Contents
Report of Independent Registered Public Accounting Firm
XEDAR CORPORATION (A Development Stage Company) BALANCE SHEETS
XEDAR CORPORATION (A Development Stage Company) STATEMENTS OF OPERATIONS
XEDAR CORPORATION (A Development Stage Company) STATEMENTS OF CASH FLOWS
XEDAR CORPORATION (a Development Stage Company) Notes to Financial Statements December 31, 2005
PART III
  ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS
SIGNATURES